UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Stanley, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

854532108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854532108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William E. Karlson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,147,860

	6.	Shared Voting Power 221,130

	7.	Sole Dispositive Power 1,147,860

	8.	Shared Dispositive Power 221,130

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,368,990 (1)

(1) Includes (i) 1,111,860 shares owned by Mr. Karlson directly, (ii) 36,000 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of the reporting date, and (iii) 221,130 shares held by the Stanley Associates, Inc. Employee Stock Ownership Plan (“ESOP”) for his account.  Excludes (i) 150,000 shares which are held in a dynasty trust, as to which Mr. Karlson does not have voting or investment power and disclaims beneficial ownership, (ii) 120,690 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust, as to which he does not have voting or investment power and disclaims beneficial ownership, and (iii) 7,105,530 shares owned by the ESOP for the account of others, as to which he disclaims beneficial ownership as trustee for the period up to and including December 31, 2006 (effective January 1, 2007, Mr. Karlson is no longer a trustee of the ESOP).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 6.38%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
Stanley, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
3101 Wilson Boulevard, Ste. 700, Arlington, VA 2201

Item 2.

	(a)	Name of Person Filing
William E. Karlson

	(b)	Address of Principal Business Office or, if none, Residence
3101 Wilson Boulevard, Ste. 700, Arlington, VA 2201

	(c)	Citizenship
United States of America

	(d)	Title of Class of Securities
Common Stock, $0.01 par value

	(e)	CUSIP Number
854532108

Item 3.                            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)                                  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)                                 ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)                                  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)                                 ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)                                  ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)                                    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)                                 ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)                                 ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                                     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                                     ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                            Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)		Amount beneficially owned: 1,368,990 (1)

(1) Includes (i) 1,111,860 shares owned by Mr. Karlson directly, (ii) 36,000 shares which he may acquire pursuant to stock options that are currently exercisable or are expected to become exercisable within 60 days of the reporting date, and (iii) 221,130 shares held by the Stanley Associates, Inc. Employee Stock Ownership Plan (“ESOP”) for his account.  Excludes (i) 150,000 shares which are held in a dynasty trust, as to which Mr. Karlson does not have voting or investment power and disclaims beneficial ownership, (ii) 120,690 shares which are held for his account by the Executive Deferred Compensation and Equity Incentive Plan Trust, as to which he does not have voting or investment power and disclaims beneficial ownership, and (iii) 7,105,530 shares owned by the ESOP for the account of others, as to which he disclaims beneficial ownership as trustee for the period up to and including December 31, 2006 (effective January 1, 2007, Mr. Karlson is no longer a trustee of the ESOP).

(b)		Percent of class:
6.38%

(c)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
1,147,860

	(ii)	Shared power to vote or to direct the vote
221,130

	(iii)	Sole power to dispose or to direct the disposition of
1,147,860

	(iv)	Shared power to dispose or to direct the disposition of
221,130

Item 5.                            Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.                            Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.                            Identification and Classification of Members of the Group

Not Applicable

Item 9.                            Notice of Dissolution of Group

Not Applicable

Item 10.                      Certification

(a)                                  The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)                                 The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date
/s/ Jaime L. Chase
Signature
Jaime L. Chase, Attorney-in-Fact
Name/Title